FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2003

Commission File Number  0-29546

America Mineral Fields Inc.
(Translation of registrant’s name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Consolidated Financial Statements
(Expressed in United States dollars)

AMERICA MINERAL FIELDS INC.

Years ended October 31, 2002 and 2001

KPMG LLP Chartered Accountants	Telephone Telefax	(604) 691-3000 (604) 691-3031
Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of America Mineral Fields Inc. as at October 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
December 20, 2002

AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 2002 and 2001

	2002	2001
Assets

Current assets:
Cash and cash equivalents	$2,065,220	$2,707,043
Joint venture cash and cash equivalents (note 5)	–	2,723,835
Amounts receivable and prepaid expenses	199,883	602,663
Loan receivable (note 3)	–	1,000,000

	2,265,103	7,033,541

Equipment (note 4)	45,563	87,584

Mineral properties (note 5)	599,426	1,924,379

Mineral property evaluation costs (note 6)	4,269,478	4,159,507

	$7,179,570	$13,205,011

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$317,280	$657,291
Loan payable (note 3)	–	1,000,000

	317,280	1,657,291

Deferred gain on contribution of assets to joint venture (note 5)	–	1,152,356

Shareholders’ equity:
Share capital (note 9)	39,243,378	39,243,378
Deficit	(32,381,088)	(28,848,014)

	6,862,290	10,395,364

	$7,179,570	$13,205,011

Nature of operations (note 1)
Commitments and contingencies (note 13)

Subsequent events (notes 5(b) and 9(d))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Tim Read”	Director	“Paul MacNeill”	Director

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

	2002	2001

Administration costs:
Amortization	$31,550	$44,534
Bank charges and interest	7,027	6,818
Investor relations	115,669	145,491
Office and administration	284,909	289,140
Professional fees	306,560	316,425
Regulatory authorities filing fees	12,010	5,844
Salaries and wages	814,114	897,621
Transfer agent	12,005	16,845
Travel and accommodation	106,681	41,855

	1,690,525	1,764,573

Other:
Interest income	(27,380)	(153,320)
Other income	(30,646)	(389)
Write-down of equipment	–	43,177
Write-down of mineral properties (note 5)	1,824,127	468,257
Write-down of convertible loans (note 7)	–	480,000
Write-down of accounts receivable	5,799	–
Mineral property evaluation costs	45,151	197,442
Foreign exchange loss (gain)	25,498	(8,680)

	1,842,549	1,026,487

Loss for the year	(3,533,074)	(2,791,060)

Deficit, beginning of year	(28,848,014)	(26,056,954)

Deficit, end of year	$(32,381,088)	$(28,848,014)

Basic and diluted loss per share	$(0.11)	$(0.09)
Weighted average number of common shares outstanding	32,119,738	32,119,738

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

	2002	2001

Cash provided by (used in):

Operations:
Loss for the year	$(3,533,074)	$(2,791,060)
Items not involving cash:
Amortization	31,550	44,534
Gain on disposal of equipment	(10,646)	–
Write-down of equipment	–	43,177
Write-down of mineral properties	1,824,127	468,257
Write-down of convertible loan	–	480,000
Write-down of accounts receivable	5,799	–
Changes in non-cash operating working capital:
Decrease (increase) in amounts receivable and prepaid expenses	121,981	(88,243)
Decrease in accounts payable and accrued liabilities	(340,011)	(739,443)

	(1,900,274)	(2,582,778)

Investments:
Purchase of equipment	(6,730)	(6,806)
Proceeds on sale of equipment	12,176	780
Expenditures on mineral properties	(1,637,721)	(2,172,855)
Proceeds on sale of Chapada Mineral properties	275,000	275,000
Expenditures on mineral property evaluation costs	(108,109)	(221,318)
Kipushi option purchase fee	–	50,000
Repayment of convertible loan	–	320,000

	(1,465,384)	(1,755,199)

Decrease in cash	(3,365,658)	(4,337,977)

Cash, beginning of year	5,430,878	9,768,855

Cash, end of year	$2,065,220	$5,430,878

Supplementary disclosure:
Interest received, net	$27,380	$153,320
Non-cash transactions:
Sale of Chapada Mineral properties for account receivable	–	374,426
Sale of property, plant and equipment for accounts receivable	–	11,585

Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

1.	Nature of operations:

America Mineral Fields Inc., was incorporated under the laws of British Columbia and continued under the Business Corporations Act (Yukon) on August 11, 1995. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company’s mineral claims, confirmation of the Company’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

A significant portion of the Company’s operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo.

If the Company is unable to achieve its short-term business objectives it may be required to reduce operations.

2.	Significant accounting policies:

(a) Basis of presentation and consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company’s 50% investment in the Congo Mineral Developments Limited (“CMD”) joint venture was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD (note 5(a)). Under the proportionate consolidation method, the Company recognized its 50% proportionate share of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from that date forward.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

2.	Significant accounting policies (continued):

	(b)	Foreign currency translation:

		The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

		Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

	(c)	Cash equivalents:

		Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

	(d)	Equipment:

		Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

		Asset	Rate
		Exploration equipment	20%
		Office equipment	20%
		Automobiles	25%

	(e)	Mineral properties:

		The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

		The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

2.	Significant accounting policies (continued):

	(f)	Mineral property evaluation costs:

The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

	(g)	Stock-based compensation:

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options is credited to share capital.

	(h)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The Company’s net future tax assets are offset by a valuation allowance if it is more likely than not that the asset will not be realized.

	(i)	Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Shares held in escrow are excluded in the computation of earnings per share until the conditions for their release are satisfied.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

2.	Significant accounting policies (continued):

(j) Disclosures about fair value of financial instruments:

The carrying amounts of cash and cash equivalents, joint venture cash and cash equivalents, amounts receivable, loan receivable, accounts payable and accrued liabilities and loan payable approximate their fair values because of the short term to maturity of those instruments.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and projects and the determination of tax value of assets and liabilities and the amount of loss carry forwards used to calculate future income tax assets and the related valuation allowance. Actual results could differ from those estimates.

3.	Loan receivable and loan payable:

During the year ended October 31, 1999, CMD loaned $2,000,000 to each of the Company and the other 50% investor in the CMD joint venture. The loans were due on demand, non-interest bearing and unsecured. The loan receivable recorded by the Company at October 31, 2001 of $1,000,000 is the Company’s share of CMD’s loan receivable from the other investor in the joint venture. The loan payable recorded by the Company at October 31, 2001 of $1,000,000 represents the amount that was effectively payable to the other 50% investor in the joint venture.

Effective May 31, 2002, the Company acquired the 50% of CMD that it did not already own and assumed the $2,000,000 debt owed to CMD by the other joint venture party (note 5(a)). Accordingly, each of these loans now eliminates on consolidation of CMD.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

4.	Equipment:

	2002	Cost	Accumulated amortization	Net book value

	Exploration equipment	$41,935	$41,550	$385
	Office equipment	272,931	242,330	30,601
	Automobiles	276,760	262,183	14,577

		$591,626	$546,063	$45,563

	2001	Cost	Accumulated amortization	Net book value

	Exploration equipment	$41,935	$41,000	$935
	Office equipment	267,728	207,836	59,892
	Automobiles	276,760	250,003	26,757

		$586,423	$498,839	$87,584

5.	Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2002	DRC Kolwezi	Angola	Zambia Solwezi	Total

Deferred, October 31, 2001	$6,847,644	$100,251	$1,824,128	$8,772,023

Capital equipment	30,770	–	–	30,770
Consulting	86,866	62,358	–	149,224
Engineering	144,094	–	–	144,094
Exploration office and accounting	89,493	67,333	–	156,826
Geology	21,379	–	–	21,379
Interest received	(37,319)	–	–	(37,319)
Legal	343,640	84,968	–	428,608
Other	14,803	1,492	–	16,295
Salaries	529,262	17,096	–	546,358
Site management	73,722	–	–	73,722
Travel	52,333	69,240	–	121,573

	1,349,043	302,487	–	1,651,530
Write-off of mineral properties	–	–	(1,824,127)	(1,824,127)

Deferred, October 31, 2002	8,196,687	402,738	1	8,599,426

Deferred gain on contribution to joint venture	(8,000,000)	–	–	(8,000,000)

Balance, October 31, 2002	$196,687	$402,738	$1	$599,426

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

5.	Mineral properties (continued):
	2001	DRC Kolwezi	Angola	Zambia Solwezi	Brazil Chapada & Santo Inacio	Total

	Deferred, October 31, 2000	$4,753,362	$1	$1,822,175	$1,017,682	$7,593,220

	Business conference sponsorship	10,000	–	–	–	10,000
	Capital equipment	38,108	–	–	–	38,108
	Consulting	96,682	40,685	–	–	137,367
	Engineering	1,034,511	–	–	–	1,034,511
	Exploration office and accounting	15,074	45,434	–	575	61,083
	Geology	139,110	–	–	–	139,110
	Interest received	(188,323)	–	–	–	(188,323)
	Legal	566,799	–	1,953	–	568,752
	Other	4,720	–	–	–	4,720
	Salaries	265,567	–	–	–	265,567
	Site management	107,065	–	–	–	107,065
	Travel	4,969	40,098	–	–	45,067

		2,094,282	126,217	1,953	575	2,223,027
	Write-off of mineral properties	–	–	–	(468,257)	(468,257)
	Sale of mineral properties	–	–	–	(550,000)	(550,000)
	Expensed during the year	–	(25,967)	–	–	(25,967)

	Deferred, October 31, 2001	6,847,644	100,251	1,824,128	–	8,772,023

	Deferred gain on contribution to joint venture	(6,847,644)	–	–	–	(6,847,644)

	Balance, October 31, 2001	$–	$100,251	$1,824,128	$–	$1,924,379

(a)	Democratic Republic of Congo:

During fiscal 1997, the Company was informed by certain government officials of the Democratic Republic of Congo (the “DRC”) that the Company had been awarded the Kolwezi Tailings Project (the “Project”). Subsequently, a communiqué issued by La Générale des Carrières et des Mines (“Gécamines”), the State mining company in the DRC, indicated that there were irregularities in the awarding of this Project to the Company. As the status of the Project was uncertain at October 31, 1997, the Company wrote off all costs incurred with respect to the Project at October 31, 1997.

During fiscal 1998, the Company entered into a joint venture agreement (the “JV Agreement”) with Anglo American Corporation of South Africa Limited (“AAC”) to bid to develop the Project in the DRC. The vehicle for the joint venture is Congo Mineral Developments Limited (“CMD”) (incorporated in the British Virgin Islands), which was owned as to 50% by AAC and 50% by the Company.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

5.	Mineral properties (continued):

	(a)	Democratic Republic of Congo (continued):

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounted for using the purchase method with 100% of the results of CMD’s operations included in the consolidated financial statements from May 31, 2002.

Under the terms of the JV Agreement, AAC previously funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project.

The Company’s initial 50% interest in the joint venture and the use of the proportionate consolidation method resulted in a deferred gain of $8,000,000 from the contribution of assets to the joint venture by the Company as the Company had previously written-off all costs in respect of the assets contributed. The deferred gain has been applied against capitalized mineral property costs to the extent that the Company and the joint venture have incurred capitalized costs for the Project. At October 31, 2002, the Company has capitalized costs of $8,196,687 (2001 – $6,847,644) in respect of the Kolwezi Project, leaving a balance of nil (2001 – $1,152,356) recorded as a deferred gain. Any excess of the deferred gain over capitalized costs was recorded as a deferred gain to be netted against future capitalized costs when incurred and amortized to income in a systematic manner over the life of the Project once commercial production commences.

The Company’s 50% interest in the joint venture and the use of the proportionate consolidation method also resulted in joint venture cash recorded of $2,723,835 by the Company at October 31, 2001 which was restricted to funding activities as determined by CMD.

In October 1998, CMD signed a Convention with Gécamines and the government of the Democratic Republic of Congo and a Joint Venture Agreement with Gécamines for the transfer of ownership of the Project to a new company, KMT Sarl, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following the Presidential decree ratifying the Convention and necessary regulatory approvals but the introduction of a New Mining Code in the Democratic Republic of Congo changes the mechanisms involved.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

5.	Mineral properties (continued):

	(a)	Democratic Republic of Congo (continued):

In April 2001, CMD and Gécamines initialled an agreement to amend the terms of the Project. Under the new terms, Gécamines will transfer the assets of the Project to KMT Sarl in exchange for $35,000,000, payable in installments, plus $1.50 per tonne of tailings treated in the metallurgical treatment plant. The first payment of $25,000,000 will be payable on the completion of a number of formalities, the most significant of which is approval by Presidential decree of the Convention. As these formalities have not been completed, no amounts related to this agreement have been recognized by the Company in the consolidated financial statements. The remaining $10,000,000 installment is due on commencement of commercial production. Under the original agreements for the Project, payments totaling $130,000,000 were payable from CMD to Gécamines from the period of Presidential decree to commencement of production. Under the new arrangements CMD must complete feasibility studies and obtain commitments for financing the project within a period of three years and six months from the establishment of KMT Sarl.

KMT Sarl is to pay Gécamines 0.75% of the total mineral sales less commission, handling and transportation charges and other charges from the date of commencement of commercial production to the period in which all the loans incurred to finance the project are repaid. After all loans are repaid, the royalty payment will increase to 1.50% of net sales.

During the year ended October 31, 2002, a New Mining Code was established by the Government of the DRC. Also, the Company received acknowledgment from the Government of the DRC of the Company’s and Gécamines’ exploitation rights to the Project. Given the New Mining Code and the fiscal requirements of it, the Company expects to renegotiate the financial terms of the Project with Gécamines in fiscal 2003.

	(b)	Angola:

The Company’s wholly owned subsidiary, IDAS Resources N.V. (“IDAS”), a Netherlands Antilles company, was a 50-50 joint venture partner with Endiama E.P. (“Endiama”), the Angola state mining company, with respect to a Prospecting Licence (the “Cuango International” area) and a Mining Licence (the “Luremo” area) in Angola.

In December, 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering approximately 3,000 km² in area, which roughly corresponded to the old Luremo area. During the year ended October 31, 2000, the Company wrote down the deferred costs relating to the Angolan property to $1 due to the prolonged inability of the Company to access the Angolan mineral properties as a result of civil unrest and the fact that written confirmation of the new licence area had not been received.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

5.	Mineral properties (continued):

	(b)	Angola (continued):

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama and IDAS. These included a prospecting licence which comprises approximately 2,690 km² in the Cuango River floodplain and an adjacent exploitation licence (“Camutue”) which comprises approximately 246 km². Both licences are in the Provinces of Luanda-Norte and Malange, Angola and together cover approximately the same ground as the Luremo Mining Licence. The Company re-commenced deferring costs related to the Angolan property following the issuance of the new licences.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure of the two licences in Angola and the obligations of the parties. The parties have agreed to the formation of a new company (“Newco”) which will hold the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure IDAS’ continued voting control of Newco. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. The board of directors of Newco is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and articles of association of Newco which collectively will govern the project.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles. Repayment of approved debt of IDAS will take precedence over the net profits interest payments.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

5.	Mineral properties (continued):

	(c)	Zambia:

The Company has a prospecting licence, which covers approximately 950 km², in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company’s policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company has written down the property to $1 during the year ended October 31, 2002 as it has not incurred any significant expenditures on the property since early in its 2000 fiscal year. The Company continues to hold the licence.

	(d)	Brazil:

(i) Chapada property:

The Chapada diamond property comprised approximately 677 hectares near Chapado dos Guimaraes in the State of Mato Grosso, Brazil.

On July 21, 2000, the Company entered into an option agreement (the “Option Agreement”) with Chapada Minerals Limited (“CML”). Pursuant to the Option Agreement, CML paid fees of $25,000 for the option to purchase the Company’s land and mineral rights of the Chapada property for $1,000,000. Also pursuant to the Option Agreement, the option period was for twelve months from the date of the issuance of a trial mining permit by the Brazilian Department of Mines (“DNPM”). The DNPM refused to issue a trial mining permit for the property because the property was already in an advanced stage of permitting. The Option Agreement subsequently expired during the year ended October 31, 2001.

On May 28, 2001, the Company signed a sale and purchase agreement for sale of the Chapada mineral properties and plant, equipment and motor vehicles to Chapada Brasil Mineracao Limitada (“CBM”). The total consideration for the mineral properties was $550,000 to be received over six months from the date of the agreement. As the carrying value exceeded the fair value of this consideration, the Company wrote down the Chapada mineral properties by $468,257 during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during the year ended October 31, 2001 and $275,000 during the year ended October 31, 2002.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

5.	Mineral properties (continued):

	(d)	Brazil:

		(ii)	Santo Inacio properties:

The Santo Inacio diamond properties are approximately 1,380 hectares near Coromandel in the State of Minas Gerais, Brazil.

During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

On July 18, 2001, the Company signed a sale and purchase agreement for the sale of the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following receipt of final regulatory approval from the Toronto Stock Exchange for the sale of the property.

6.	Mineral property evaluation costs:

	Amounts deferred in respect of mineral property evaluation costs consist of the following:

	Democratic Republic of Congo – Kipushi evaluation costs:

		Amount

	Balance, October 31, 2000	3,977,825

	Capital equipment	8,940
	Consulting	1,149
	Exploration office and accounting	32,306
	Legal	108,370
	Option payment received	(50,000)
	Salaries	62,776
	Site management	11,456
	Travel	6,685

		181,682

	Balance, October 31, 2001	4,159,507

	Consulting	1,155
	Exploration office and accounting	17,540
	Legal	38,831
	Salaries	47,419
	Travel	5,026

		109,971

	Balance, October 31, 2002	$4,269,478

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

6.	Mineral property evaluation costs (continued):

Democratic Republic of Congo:

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the “Gécamines Agreement”) with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines. This starting date has not yet commenced.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the government of the Democratic Republic of Congo.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited (“Zincor”). Pursuant to the Option Agreement, Zincor had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option to participate in the Kipushi Project. On execution of the option, Zincor deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Zincor and Gécamines.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

6.	Mineral property evaluation costs (continued):

Democratic Republic of Congo (continued):

On January 30, 2002, the Company signed a joint venture agreement with Zincor whereby Zincor can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Zincor is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. Zincor will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $200,000 by Zincor, over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

7.	Convertible loans:

In July 1998, the Company entered into an agreement (the “Rusmin Assignment”) with Russian Minerals, Inc. ("Rusmin") for the assignment to the Company of all Rusmin's rights under its agreement (the “Terra Agreement”) with Northern Mining and Geological Company TERRA (“Terra”) to obtain a 40% interest in Terra, which held two diamond licences in the Arkhangelsk Province of Russia.

During the year ended October 31, 1999, the Company entered into a loan agreement with Terra in respect of advances to Terra aggregating $800,000 (the “Loan”). The Loan was convertible at the option of the Company into share capital of Terra at a rate of $150,000 per 1% of the issued share capital. The Loan was repayable on April 30, 2001 if the Company did not convert the Loan into share capital of Terra. During the year ended October 31, 1999, the Company wrote off all costs incurred on the project in excess of the Loan amount of $800,000.

In May 2001, the Company reached a settlement agreement with Terra for final settlement of the convertible loans. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the convertible loan by $480,000 to $320,000 during the year ended October 31, 2001.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

8.	Investment in joint venture:

	Amounts included in these financial statements related to the Company’s joint venture interest in Congo Mineral Developments Limited are as follows:

		2002	2001

	Cash and cash equivalents	$-	$2,723,835
	Loan receivable	–	1,000,000
	Mineral properties	–	3,883,403
	Current liabilities	–	468,432
	Loan payable	–	1,000,000
	Cash flows from investing activities	(517,851)	(1,991,116)

9.	Share capital:

	(a) Authorized:

	Unlimited common shares without par value

	(b) Issued:
		Number of shares	Amount

	Balance, October 31, 2000 and 2001	32,197,351	$39,243,378
	Shares released from escrow and returned to treasury (note 13(b))	(64,535)	–

	Balance, October 31, 2002	32,132,816	$39,243,378

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

9.	Share capital (continued):

	(c)	Share purchase warrants:

As at October 31, 2002 and 2001, the Company had 3,550,000 warrants outstanding, which were issued during the year ended October 31, 1999. Each warrant may be exercised by the holder at any time to and including October 4, 2004 into one common share of the Company by payment of CDN$3.50 per share. In addition, each warrant must be exercised by the holder into one common share of the Company by payment of CDN$3.50 per share no later than 30 days after the satisfaction of certain conditions. The principal conditions include the issuance of Presidential Decrees by the President of the Democratic Republic of Congo ratifying various agreements governing the development of the Kolwezi Tailings Project and provided that within 90 trading days following the satisfaction of all other conditions the weighted average share price of all trades of the Company’s shares on the Toronto Stock Exchange for any period of 30 consecutive trading days is CDN$3.20 per share or more. In the event that the Company issues further equity securities prior to the exercise of the warrants, the subscriber will be provided with the opportunity to subscribe for such number of shares as will result in the subscriber immediately following the further issue holding such percentage of the issued shares as is equal to the percentage of issued shares held by the subscriber immediately prior to such further issue.

	(d)	Director and employee options:

On January 12, 1998 the Company adopted a stock option plan (the “Plan”) which was subsequently amended on April 29, 1999. Under the Plan the Board has sole discretion to award up to 5,600,000 options to directors and employees.

The Plan states that:

• the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company’s issued and outstanding share capital;

• the issuance to any one insider and such insider’s associates, within a one year period, of a number of shares cannot exceed 5% of the Company’s issued and outstanding share capital;

• the option exercise price shall not be less than the market value of the Company’s shares at the date of grant; and

• the maximum term of options granted is 10 years.

The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

9.	Share capital (continued):

	(d)	Director and employee options (continued):

		Details of options are as follows:

			Number of options	Weighted average price (CDN$)

		Balance, October 31, 2000	3,528,500	$2.28
		Granted	1,260,000	0.60
		Cancelled / expired	(2,495,000)	(2.64)

		Balance, October 31, 2001	2,293,500	0.97
		Cancelled / expired	(23,500)	(0.60)

		Balance, October 31, 2002	2,270,000	$0.98

The following table summarizes information about the stock options outstanding at October 31, 2002:

Exercise price (CDN$)	Number	Weighted average remaining life	Weighted average exercise price (CDN$)

$0.60	1,220,000	3.25 years	$0.60
$1.10 - $1.35	900,000	1.35 years	1.13
$2.15 - $3.65	150,000	0.88 years	3.15

	2,270,000	2.34 years	$0.98

As at October 31, 2002, 2,133,750 options were vested with a weighted average exercise price of CDN$1.02. Options vest at various dates over their period of grant.

During the year ended October 31, 2001, 1,763,000 options were re-priced and re-issued as 910,000 options with an exercise price of CDN$0.60, expiring on January 29, 2006.

Subsequent to October 31, 2002, the Company resolved to grant 25,000 options exercisable at CDN$0.60 per share and 36,000 options exercisable at CDN$0.75 per share.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

10.	Income taxes:

	The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2002 are estimated as follows:

	Future income tax assets:
	Non-capital loss carry forwards	$4,013,000
	Deferred mineral property expenditures	2,387,000
	Property, plant and equipment	101,000

	Total gross future income tax asset, before valuation allowance	6,501,000
	Valuation allowance	(6,501,000)

	Net future income tax assets	$-

The Company has non-capital losses carried forward in Canada of approximately $11.3 million, which are available to reduce future years’ income for income tax purposes. These non-capital loss carry forwards expire as follows:

2003	$1,079,000
2004	1,371,000
2005	1,440,000
2006	2,655,000
2007	1,783,000
2008	1,367,000
2009	1,579,000

$11,274,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projecting future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

10.	Income taxes (continued):

	Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 35.60% (2001 - 38.27%) to pre-tax income from continuing operations as a result of the following:

		2002	2001

	Net loss for the year	$3,533,074	$2,791,060

	Computed expected tax recovery	$1,257,774	$1,068,139
	Increase in valuation allowance	(1,257,774)	(1,068,139)

	Income tax expense (recovery)	$-	$-

11.	Related party transactions:

	During the year ended October 31, 2002, the Company has paid or accrued an aggregate of $99,958 (2001 - $97,843) for legal services to a law firm in which a director of the Company was a partner during the year.

12.	Segmented information:

	The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

		2002	2001

	Democratic Republic of Congo	$4,487,472	$4,199,277
	Angola	402,738	100,251
	Zambia	1	1,824,128
	United Kingdom	24,256	47,814

		$4,914,467	$6,171,470

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

13.	Commitments and contingencies:

	(a)	Commitment:

The Company is committed to payments under operating leases for office premises through to March 2003 for the total amount of approximately $23,347.

	(b)	Contingency:

The Company agreed when it acquired IDAS (note 5(b)) to assume certain liabilities claimed by the former IDAS shareholders totaling $1,346,000, subject to their verification by audit, agreement or arbitration. One half of such debts, or $673,000, was to be satisfied through the issue of the Company's shares, while the remaining amount would remain a debt of IDAS. At the time the IDAS Acquisition Agreement was entered into, the Company issued 113,726 common shares of the Company, with a value of $400,000, to the former IDAS shareholders, as an advance payment on such debt. To satisfy the remaining $273,000, 77,613 of the Company's shares were issued and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for $673,000 of this debt, the Company has disputed a significant portion of the $1,346,000 that was claimed as owing to the former IDAS shareholders.

During the year ended October 31, 2001, the Company reached a settlement agreement with parties who had originally claimed $854,000 of the total liabilities and for whom $200,000 had been previously settled by the issuance of 57,459 shares and 64,535 shares had been issued and put in escrow, to settle $227,000 of such debt. These parties agreed to drop their remaining claims in return for a $50,000 cash payment from the Company. The 64,535 shares were released from escrow, returned to the Company and cancelled during the year ended October 31, 2002 (note 9(b)).

As a result of the above, the Company has 13,078 shares held in escrow as at October 31, 2002 (2001- 77,613) and has not accrued in these financial statements for the one half of such debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2001- $673,000) as the Company has not been able to verify the debts.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002 and 2001

13.	Commitments and contingencies (continued):

	(c)	United Nations:

In October 2002, the United Nations Security Council was presented with a report prepared by a Panel of Experts established by the Security Council entitled “Final Report of the Panel of Experts on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo” (the “Report”). The Company is named in a part of the Report which identifies investors in the DRC whom the Panel considers to have acted in violation of the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises (the “Guidelines”). The Report does not indicate, in any way, how the Company is not compliant with the Guidelines. The Company considers that it operates to the highest ethical standards in the countries where it does business and fully complies with the applicable laws and regulations. The Company has twice written to the Secretary General and has also written to all members of the Security Council outlining its position and seeking clarification of the reference to it in the Report. In addition, the Company is actively seeking the details of the process and due diligence undertaken by the Panel. The Company will pursue its investigation further to the fullest extent once these details are received.

AMERICA MINERAL FIELDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company for the years ended October 31, 2002 and 2001 and related notes (the “Consolidated Financial Statements”). Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in United States dollars.

Board of Directors and Management’s Responsibility

The Consolidated Financial Statements, and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Board of Directors is responsible for reviewing and approving financial information contained in the annual report, including the management’s discussion and analysis, and overseeing management’s responsibilities for the presentation and preparation of the financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions.

The Board of Directors carries out its responsibility for the Consolidated Financial Statements in this annual report principally through its Audit Committee, consisting partially of outside and unrelated directors. The Audit Committee reviews the Company’s Consolidated Financial Statements and other information in the annual report, and recommends their approval by the Board of Directors.

Financial information presented elsewhere in the annual report is consistent with the audited Consolidated Financial Statements.

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the availability of financing in capital markets, factors which are beyond the Company’s control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company’s balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Results of Operations

The Company incurred a net loss for the year ended October 31, 2002 of $3,533,074, or $0.11 per share, compared to a net loss of $2,791,060, or $0.09 per share, in 2001.

The Company incurred a write-down of mineral properties in 2002 of $1,824,127. This relates to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property. In 2001, the Company incurred a write-down of mineral properties of $468,257 and a write-down of convertible loans receivable of $480,000. The mineral property write-down related to the Chapada mineral properties in Brazil, whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The convertible loan write-down related to the Company’s investment in Northern Mining and Geological Company TERRA whose carrying value was reduced to $320,000, which amount was recovered under a final settlement agreement with this Russian company.

Administration expenses in 2002 of $1,690,525 decreased from $1,764,573 in 2001 due to further cost reduction efforts by the Company. These included decreased levels of investor relations, professional fees, and salaries and wages. These decreases were partially offset by an increase in travel and accommodation expenses.

Amortization decreased due to the fact that much of the Company’s equipment is now fully depreciated.

Investor relations costs decreased in 2002 to $115,669, from $145,491 in 2001. Throughout the early part of the 2002 fiscal year, much of the workload involved was performed internally by the Company. The Company is now focusing more effort on investor relations and, since July 2002, has engaged outside consultancy support.

Professional fees decreased in 2002 to $306,560, from $316,425 in 2001, due to reduced legal costs. This decrease was partially offset by costs incurred in preparation for fundraising expected to occur in the 2003 fiscal year.

Salaries and wages costs decreased in 2002 to $814,114, from $897,621 in 2001, due to a reduction in the number of staff at head office as well as in the subsidiaries.

Travel and accommodation costs increased in 2002 to $106,681, from $41,855 in 2001, due to an increase in the number of trips taken during the year as the Company had several negotiations on the subject of their properties in the Democratic Republic of Congo (“DRC”), participated in several meetings to provide industry input regarding the new DRC mining code, as well as increased trips in connection with future fundraising opportunities.

Lower average cash balances and lower interest rates prevailing during the year compared to 2001 resulted in a decrease in interest income in 2002 to $27,380 from $153,320 in 2001.

Other income increased in 2002 to $30,646, from $389 in 2001. This increase is due mainly to a $20,000 additional amount received regarding the Chapada mineral properties. The payment was made in return for amending the agreement to provide for a later final payment of the consideration. The final installment was received during the second quarter. The remaining amount in other income chiefly reflects the gain on the sale of the previously written down Santo Inacio properties in Brazil.

The Company incurred a write-down of capital assets in 2001 of $43,177. This relates to the land that was sold with the Chapada mineral properties in Brazil, and to office equipment and vehicles from the Zambian office whose carrying value was reduced to the anticipated sales value. No similar write-down occurred in 2002.

The Company incurred a write-down of accounts receivable in 2002 of $5,799. The amounts relate to balances held in the Company’s Zambian subsidiary that were deemed to be uncollectable during the year. No similar write-down occurred in 2001.

Mineral property evaluation costs decreased in 2002 to $45,151, from $197,442 in 2001, due to costs in Angola being expensed as incurred during the first half of 2001 when the status of the Angolan mineral property licences was uncertain.

Liquidity and Capital Resources

The Company had $2,065,220 in general cash and cash equivalents at October 31, 2002, compared to $2,707,043 at October 31, 2001. The 2002 balance includes the cash held by Congo Mineral Developments Limited (“CMD”), as a result of the Company acquiring the remaining 50% ownership of CMD during the year. In 2001, the Company’s 50% proportionate interest in cash held by the CMD joint venture was $2,723,835. The cash recorded at October 31, 2001 represented only 50% of CMD’s cash of $5,447,670 available for the Kolwezi Project, due to the use of the proportionate consolidation method of accounting for the CMD joint venture. Working capital at October 31, 2002 was $1,947,823, compared to working capital, excluding the CMD cash of $2,723,835, at October 31, 2001 of $2,652,415.

The decreases in cash and cash equivalents and working capital at October 31, 2002 have resulted from the operating activities discussed above, investments made in the Company’s various mineral properties and projects discussed below, offset by cash proceeds received from the sale of the Chapada and Santo Inacio mineral properties.

The Company anticipates that it will complete an equity financing in fiscal 2003 to provide additional working capital for operations. The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other factors discussed below under the headings “Exploration and Development Risk Factors” and “Financing Risk Factors”.

In October 2002, the United Nations Security Council was presented with a report prepared by a Panel of Experts established by the Security Council entitled “Final Report of the Panel of Experts on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo” (the “Report”). The Company is named in a part of the Report which identifies investors in the DRC whom the Panel consider to have acted in violation of the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises (the “Guidelines”). The Report does not indicate, in any way, how the Company is not compliant with the Guidelines. The Company considers that it operates to the highest ethical standards in the countries where it does business and fully complies with the applicable laws and regulations. The Company has twice written to the Secretary General and has also written to all members of the Security Council outlining its position and seeking clarification of the reference to it in the Report. In addition, the Company is actively seeking the details of the process and due diligence undertaken by the Panel. The Company will pursue its investigation further to the fullest extent once these details are received.

The Company has not accrued debts claimed by the former shareholders of IDAS, a subsidiary of the Company, aggregating approximately $246,000, as the Company has not been able to verify the debts.

Mineral Property Projects

As at October 31, 2002, amounts capitalized in respect of mineral properties decreased to $599,426, from $1,924,379 at October 31, 2001, chiefly reflecting the write-down of the Solwezi property discussed above. Capitalized mineral property evaluation costs increased to $4,269,478 at October 31, 2002, from $4,159,507 at October 31, 2001, reflecting costs incurred on the Company’s Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the “Agreement”) with Anglo American Corporation of South Africa Limited (“AAC”) to develop the Kolwezi Project (the “Project”) in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. CMD has been fully consolidated from May 31, 2002.

In October 1998, CMD signed a Convention with La Générale des Carrières et des Mines (“Gécamines”) and the Government of the Democratic Republic of Congo, and a Joint Venture Agreement with Gécamines for the transfer of ownership of the Project to a new company, KMT Sarl, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following a Presidential decree ratifying the Convention and necessary regulatory approvals, but the introduction of a new DRC mining code superseded these planned legal processes.

In April 2001, CMD and Gécamines initialed an agreement to amend the terms of the Project. Under the new terms, Gécamines will transfer the assets of the Project to KMT Sarl in exchange for $35,000,000, payable in installments, plus $1.50 per tonne of tailings treated in the metallurgical treatment plant. The first payment of $25,000,000 will be payable on the completion of a number of formalities, the most significant being approval by Presidential decree of the Convention. As these formalities have not been completed, no amounts related to this agreement have been recognized in the Consolidated Financial Statements. The remaining $10,000,000 installment is due on commencement of commercial production. KMT Sarl is also to pay Gécamines a royalty of 0.75% of the total mineral sales less commission, handling and transportation charges and other charges from the date of commencement of commercial production to the period in which all the loans incurred to finance the project are repaid. After all loans are repaid, the payment will increase to 1.50% of net sales.

Under these new arrangements, CMD must complete feasibility studies and obtain commitments for financing the project within a period of three years and six months from the establishment of KMT Sarl.

During the year ended October 31, 2002, a New Mining Code was established by the Government of the DRC which incorporates a new fiscal regime applicable to all mining projects. Also, the Company received acknowledgment from the Government of the DRC of the Company’s and Gécamines’ exploitation rights to the Project. Given the New Mining Code, and the associated fiscal regime, the Company expects to renegotiate the financial terms of the Project with Gécamines in fiscal 2003.

Much of the necessary feasibility study work has by now been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant programme. An Environmental Audit and Scoping Study (the first stage of an Environmental and Social Impact Assessment) is now underway. Costs to develop the project to commercial production are expected to be in the range of $330 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or issuance of debt and equity interests of the Company.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the “Gécamines Agreement”) with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed for a period of up to 12 months after the completion of this definition phase, which event has yet to occur.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi project. The Company will only acquire interests in the Kipushi project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements, conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited (“Zincor”). Pursuant to the Option Agreement, Zincor had an option to elect to earn up to a 50% interest in the Kipushi Project.

On January 30, 2002, the Company signed a joint venture agreement with Zincor whereby Zincor can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures, including the conducting of feasibility studies, on the project. Zincor is not obliged to continue with the feasibility studies until: commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and Gécamines; security of tenure has been achieved via an agreement with Gécamines; and governmental approval has been received. Zincor will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Zincor of $200,000) over a 28 month period commencing upon the satisfaction of these conditions precedent. If these conditions are not met by September 30, 2004, the agreement will terminate.

Capitalized amounts in respect of the Kipushi Project increased from $4,159,507, at October 31, 2001, to $4,269,478, at October 31, 2002. The $109,971 capitalized in 2002 relate mainly to legal work on the various agreements and to maintaining an office in the DRC to manage the project and maintain relationships with Gécamines and the Government of the DRC.

The Company, Zincor and Gécamines have agreed to meet early in calendar 2003 to revise the Gécamines Agreement to take account of Zincor's involvement and the DRC's New Mining Code, and to update the operational assumptions. Following a satisfactory outcome, it is planned to commence the feasibility study.

Angola Licences

The Company’s wholly-owned subsidiary, IDAS Resources N.V. (“IDAS”), a Netherlands Antilles company acquired in 1998, was a 50-50 joint venture partner with Endiama, the Angola state mining company, with respect to a Prospecting Licence (the “Cuango International” area) and a Mining Licence (the “Luremo” area) in Angola.

In December, 2000, IDAS agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering approximately 3,000 km² and including the same stretch of the Cuango River.

In its results for the year ended October 31, 2000, the Company wrote down the deferred costs relating to the Angolan property to $1 due to the prolonged inability of the Company to access the Angolan mineral properties as a result of civil unrest and the absence of written confirmation of the new licence area.

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama and IDAS. These included a prospecting licence, which comprises approximately 2,690 km² in the Cuango River floodplain, and an adjacent exploitation licence (“Camutue”), which comprises approximately 246 km². Both licences are in the Provinces of Luanda-Norte and Malange, Angola, and together they cover approximately the same ground as the earlier Luremo Mining Licence. The Company re-commenced deferring costs related to the Angolan property following the award of the new licences.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure of the formation of a new company (“Newco”) which will hold the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure that IDAS maintains continued voting control. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and call for a minimum investment over three years of $1,500,000 by IDAS for each of the two licences. The board of directors of Newco is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and the articles of association of Newco, which instruments, collectively, will govern the project.

Any distributable proceeds derived by IDAS from its mineral concessions in Angola are subject to an aggregate 20% net profit interest to a maximum of $56,000,000.

Solwezi Property, Zambia

The Company has a prospecting licence, which is approximately 950 km², in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As the Company has not incurred any significant expenditures on the property since early in its 2000 fiscal year, it has written down the property to $1 during the year ended October 31, 2002, in accordance with Canadian generally accepted accounting principles. The Company continues to hold the licence and to evaluate future possibilities with respect to it.

The licence is situated adjacent to the border of the DRC, near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

Chapada Property, Brazil

On May 28, 2001, the Company signed an agreement to sell the Chapada mineral properties and plant, equipment and motor vehicles for a total consideration of $550,000. As the carrying value exceeded this consideration, the Company wrote down the Chapada mineral properties by $468,257, to $550,000, during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during each of the years ended October 31, 2001 and 2002.

Santo Inacio Properties, Brazil

During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

On July 18, 2001, the Company signed an agreement to sell the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on the sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale was received by the Company during the year ended October 31, 2002 following final approval of the sale by the Toronto Stock Exchange.

All the Company’s Brazilian properties have now been sold and the Company's two subsidiaries in the country are being wound up.

Terra Investment, Russia

In May 2001, the Company reached a final settlement agreement concerning its $800,000 convertible loan receivable from Terra. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the convertible loan by $480,000, to $320,000, during the year ended October 31, 2001.

General Risk Factors

The Company is exposed to a number of general risks that could affect its assets and liabilities, financial position and future prospects. Some risks are substantially outside the control of the Company. These include:

•	Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities. Such changes include:

adverse changes in cobalt, copper, zinc and diamond prices reducing the economic viability of projects.

changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.

strength of the equity and share markets in Canada and throughout the world.

•	Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.

•	Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include:

•	The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals.

•	Development of the Company’s resource properties will follow only upon satisfactory results from property assessments. These assessments include: the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

•	The economic feasibility of any individual project is based upon estimates of, inter alia, mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns will differ materially from those contained in feasibility studies.

•	The agreement with Gécamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements, conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the DRC.

•	The Company’s mineral operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company’s focus is on the evaluation of its existing mineral properties and projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop these mineral properties and projects.

Specifically, the Company intends to:

•	negotiate with Gécamines and the Government of the DRC the necessary changes to the financial terms of the Kolwezi Project in the light of the New Mining Code and associated fiscal regime;

•	complete a full feasibility study (including, inter alia, an Environmental and Social Impact Assessment, detailed and value engineering, and marketing studies) on the Kolwezi Project;

•	negotiate necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;

•	through its joint venture with Zincor, conduct a feasibility study on a phased project for the Kipushi Project;

•	complete negotiations with Endiama and Twins concerning the commercial terms governing the prospecting and exploitation of diamond deposits on the Angolan properties, and incorporate Newco to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity;

•	continue to evaluate new mineral property acquisition opportunities as they arise;

•	finance these activities through a combination of existing resources, additional debt or equity financings of the Company, and / or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company’s position because future events and circumstances may not occur as expected.

Selected quarterly information

	2002					2001

	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Administration costs	$375,778	$435,864	$433,873	$445,010	$1,690,525	$423,805	$516,258	$488,540	$335,970	$1,764,573

Interest income	$11,057	$6,991	$6,129	$3,203	$27,380	$61,460	$40,151	$31,021	$20,688	$153,320

Other income	$20,000	$-	$10,376	$270	$30,646	$-	$-	$-	$389	$389

Write-down of capital assets	$-	$-	$-	$-	$-	$-	$-	$-	$43,177	$43,177

Write-down of mineral properties	$-	$-	$-	$1,824,127	$1,824,127	$-	$468,257	$-	$-	$468,257

Write-down of convertible loans	$-	$-	$-	$-	$-	$-	$480,000	$-	$-	$480,000

Write-down of amounts receivable	$3,852	$-	$-	$1,947	$5,799	$-	$-	$-	$-	$-

Mineral property evaluation costs	$8,111	$20,509	$7,847	$8,684	$45,151	$41,410	$21,993	$113,621	$20,418	$197,442

Foreign exchange loss (gain)	$(7,566)	$8,730	$3,626	$20,708	$25,498	$(7,188)	$11,180	$4,521	$(17,193)	$(8,680)

Loss for period	$349,118	$458,112	$428,841	$2,297,003	$3,533,074	$396,567	$1,457,537	$575,661	$361,295	$2,791,060

Basic and diluted loss per share	$0.01	$0.01	$0.01	$0.07	$0.11	$0.01	$0.05	$0.02	$0.01	$0.09

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

February 11, 2003

To:	All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:	AMERICA MINERAL FIELDS INC.

We confirm that the following material was sent by pre-paid mail on February 11, 2003, to the registered shareholders of the subject Corporation:

1. 2002 Annual Report/Consolidated Financial Statements as at October 31, 2002 and 2001

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

”Anita Basi”
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date February 12, 2002	By:	/S/”Paul C. MacNeill”
(Print) Name: Paul C. MacNeill
Title: Director